Mail Stop 3561

								November 23, 2005
David Devine, President
Devine Entertainment Corporation
Suite 504, 2 Berkeley Street
Toronto, Ontario, Canada M51 2W3

 Re:     Devine Entertainment Corporation
            Amendment No. 5 to Registration Statement on Form 10-
SB
            Filed October 27, 2005
            File No. 0-51168

Dear Mr. Devine:

            We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is necessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

             Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please refer to comment one in our letter dated October 17, 2005.
In your letter of October 27, 2005, in reply to that letter, you stated "The Company expects to file all periodic and other reports required since the date the Form 10-SB became effective by operation of law within the next ten (10) days." As of today`s date, we have not received any of these filings. Please advise immediately when you will file them.


Financial Statements

Note 6. Investment in Film, Television Programs and Recordings, page
XIII

2. We note your response to comment three of our letter dated
October
17, 2005 and note the following:

(a)	Regarding your response to subpart (a), we note that overall revenues for the six months ended June 30, 2005 for both series have declined from the prior year. Please tell us how much DVD sales have been for both series through the interim period compared to the prior year. Please also tell us in more detail what specific factors you relied upon in determining that DVD sales for each series would rebound to a level of between $200,000 and $250,000 per year. The only factor that you identify is a focus on the international marketplace without stating what specific steps you would take to generate additional foreign sales of DVDs.

(b)	Your response to subpart (b) indicates that you expect a
significant increase in sales with respect to the inventors and Artists series in the second half of this year. Tell us in more detail what is the basis for this assertion.

(c)	Subpart (c) of our prior comment asked you to specifically
identify factors that resulted in the increase in estimated revenues for the Artists series from 2002 to 2003. You note that the timing of the HBO license impacted your estimate of ultimate revenue. Tell us in more detail why the timing of the HBO contract would positively impact your estimate of ultimate revenue. We presume that all of your estimates assumed renewal in 2005. Also, please tell us what specific opportunities you considered when you increased the estimate of ultimate revenues.

(d)	Please tell us in more detail how you arrived at an estimate of
ultimate of ultimate revenue of $2.1 million for the inventors series in 2004. Given the short duration of the remaining of ultimate revenues and the lengthy history that you have selling the series, we would expect that you could identify for us in detail how you expected to generate the estimated future revenues.

(e)	We reissue our prior comment 3(f) of our letter dated October
17, 2005              regarding the amount of revenue generated
per
ratified contract. Please provide us the requested information in tabular with quantitative information.

(f)	Regarding subpart (g), tell us in more detail why you lowered the revenue estimates for the Artists series by $125, 000 per period in 2004. Tell us what specific information you used to reach your conclusions and why this information was not present in a prior period.

                                                      * * * * * *

	As appropriate, please amend your registration statement in response to these comments within 10 business days or tell us when you will provide us with a response.
You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Robert Babula, Staff Accountant, at (202)
551-
3339, or, in his
Absence, Michael Moran, Accounting Branch Chief, at (202) 551-
3841,
if you have questions concerning comments on the financial statements and related matters. Please contact Albert Yarashus, Attorney-Adviser, at (202) 551-3239, or, in his absence, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me, at (202) 551-3725
with
any other questions.


								Sincerely,




H. Christopher Owings

Assistant Director


cc:        Daniel A. Etna
            c/o Herrick, Feinstein LLP
            FAX: (212) 545-3322

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David Devine, President
Devine Entertainment Corporation
November 23, 2005
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